[Cooley Godward LLP Letterhead]	ATTORNEYS AT LAW	Palo Alto, Ca 650 843-5000 Reston, VA 703 456-8000 San Diego, CA 858 550-6000 San Francisco, CA 415 693-2000 Washington, DC 202 842-7800
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March 8, 2006

VIA EDGAR AND FACSIMILE	BRENT D. FASSETT
(720) 566-4025
fassettbd@cooley.com
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Jeffrey P. Riedler
Ms. Sonia Barros
Ms. Suzanne Hayes

Re:	Alexza Pharmaceuticals, Inc.
Registration Statement on Form S-1 (File No. 333-130644)
Ladies and Gentlemen:
This letter is submitted on behalf of Alexza Pharmaceuticals, Inc. (the “Company”) in connection with the proposed initial public offering of the Company’s common stock (the “Offering”), to provide the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with supplemental information with respect to changes in the estimated price of the Offering from that reflected in the Company’s Registration Statement on Form S-1 (the “Registration Statement”) originally filed with the Commission on December 22, 2005 and the Preliminary Prospectus dated February 15, 2006 (the “Preliminary Prospectus”) distributed in connection with the Offering. Based on discussions with Piper Jaffray & Co. and Pacific Growth Equities, LLC, as representatives for the underwriters for the Offering (the “Representatives”), we have determined that, due to present market conditions, it would be advisable to reduce the proposed price of the Offering from a range of $10.00 to $12.00 per share, as set forth in the Preliminary Prospectus, to a price of $8.00 per share.
We have discussed the decrease in the estimated price range with the Representatives, the Company and Latham & Watkins LLP, special legal counsel for the underwriters in connection with the Offering (“Latham”), and determined that such price decrease does not constitute a material change requiring recirculation of the Preliminary Prospectus under Rules 460 and 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), or Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended. Latham has informed us that it concurs with our opinion that recirculation of the Preliminary Prospectus is not required.
Pricing Change:

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March 8, 2006
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We believe that the pricing change does not require a recirculation of the Preliminary Prospectus because the Company will continue to use the proceeds from the Offering to fund the same activities as those disclosed in the Preliminary Prospectus, and the Company will be able to pursue the same strategy, with the same expected results, as disclosed in the Preliminary Prospectus. The pricing change results in no material change to the Company’s anticipated use of proceeds and business strategy. Accordingly, the associated changes to the “Use of Proceeds” and other sections of the Preliminary Prospects are not material. In addition, the “Pro Forma As Adjusted Balance Sheet Data,” “Use of Proceeds,” “Capitalization” and “Dilution” sections of the Preliminary Prospectus include a sensitivity analysis demonstrating the relevant impact of a $1.00 change in the assumed offering price. Recirculation of the Preliminary Prospectus therefore would not provide potential investors, who are largely sophisticated institutional investors well aware of the pricing change and its effects, with meaningful additional disclosure. Each of these reasons is discussed in greater detail below.
•	No material change in liquidity and capital resources disclosure. The Company and the Representatives have not changed the number of shares to be sold in the Offering. As a result of the change in the expected offering range, the estimated net proceeds to the Company has been reduced to approximately $38.7 million from the approximately $54.1 million reflected in the Preliminary Prospectus (based on the midpoint of the applicable estimated price range in the Preliminary Prospectus compared to the current proposed price and assuming no exercise of the underwriters’ over-allotment option). The Company has carefully reviewed its internal cash flow forecasts, ability to manage or reduce expenses, and manage anticipated cash resources in light of the lower estimated net proceeds, and has determined that the reduction in the estimated net proceeds from the Offering will not materially change the Company’s estimate that the net proceeds from the Offering and interest earned thereon, together with the Company’s existing cash, cash equivalents and short-term marketable securities and funding received from government grants and any future collaboration agreements, will be sufficient to meet the Company’s projected operating requirements through at least the next 18 months. In addition, the Preliminary Prospectus contains a sensitivity analysis describing the amount of reduced proceeds resulting from each $1.00 change in the assumed offering price, allowing a potential investor to readily ascertain the aggregate dollar impact of a pricing change.

•	The reduction in proceeds will not adversely affect the Company’s ability to carry on its business (as described in the Preliminary Prospectus or otherwise) or trigger any material adverse change to the Company’s rights or obligations under any provision of any of the Company’s material agreements. There are no legal or business conditions, covenants or requirements applicable to the Company that will not be met as a result of the reduced Offering size.

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•	The pricing change results in no material change to the Company’s anticipated use of proceeds and business strategy. The Company will continue to use the proceeds from the Offering and interest earned thereon, together with the Company’s existing cash, cash equivalents and short-term marketable securities and funding received from government grants and any future collaboration agreements, to fund the same activities as those disclosed in the Preliminary Prospectus.

Given the current condition of the capital markets and the Company’s awareness of similar price range reductions in other biotechnology initial public offerings, in preparing the Preliminary Prospectus the Company anticipated that there was substantial risk of a reduction in the anticipated price range and was careful to include use of proceeds and other related disclosure that contemplated a potentially smaller aggregate offering size.

•	Risk Factors. The risk factors include substantial and detailed disclosure informing prospective investors of the risks associated with the Company’s need to complete additional financing and various factors that may impact the Company’s additional funding requirements.

•	Dilution. The change in the estimated offering price results in less dilution per share to new investors than the estimate in the Preliminary Prospectus. Moreover, the Preliminary Prospectus contains sensitivity analysis describing the dilution impact resulting from each $1.00 change in the assumed offering price, allowing a potential investor to readily ascertain the impact of a pricing change on dilution.

•	None of the primary sections of the Preliminary Prospectus, including “Summary,” “Risk Factors,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Management”, have changed in any material respect as a result of the pricing change. The “Capitalization” section in the Preliminary Prospectus contains sensitivity analysis that illustrates the capitalization impact of each $1.00 change in the assumed offering price, allowing a potential investor to readily ascertain the impact of a pricing change on capitalization.
Other Considerations:
Based on conversations with the Representatives, the Company believes that a substantial majority of the shares to be sold in the Offering will be purchased by experienced institutional investors. The Company believes that such investors are aware that a number of recent initial public offerings by other biopharmaceutical companies have experienced similar reductions in the estimated pricing range. In particular, the change in the estimated pricing range will not come as

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a surprise to investors who are currently negotiating the pricing of the Offering with the managing underwriters.
In addition, we note that in the vast majority of recent initial public offerings of which we are aware in which the final price range was reduced, no recirculation of the preliminary prospectuses was required. We are aware of a significant number of companies that have engaged in an initial public offering involving a price reduction of a significantly larger magnitude than our pricing change, and where the price reduction had no material effect on the operations, financial condition or disclosure in the preliminary prospectus, that did not recirculate their respective preliminary prospectuses.
Moreover, recirculation of the Preliminary Prospectus would result in a delay in the Offering just as it is ready to be completed. Any such delay, particularly in light of current market conditions, could jeopardize the Company’s ability to complete the Offering at any time in the foreseeable future. In balancing the risks and costs to the Company and its prospective public investors against the other considerations discussed herein, the Company believes that recirculation is not warranted.
Notification of Investors:
The Company will also file a Free Writing Prospectus pursuant to Rule 433 under the Securities Act with the pricing terms, net proceeds, pro forma as adjusted balance sheet data and information relating to dilution (the “FWP”) prior to any sale or oral confirmation of a purchase order with investors. This will present the most relevant and material information to the potential investors prior and allow them to make an informed decision with respect to the purchase of the Company’s shares.
Finally, we have been advised that each member of the underwriting syndicate has also agreed to send a copy of the FWP to each investor to whom it expects to confirm sales of common stock in the Offering, to contact each such investor by telephone and, prior to any sale or oral confirmation, advise them of the reduced offering price and of the availability of the FWP. We have been further advised that all confirmations of purchase orders by members of the underwriting syndicate will be preceded by a copy of the FWP and will be accompanied by a final prospectus that reflects the reduced offering price.
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The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement today, as the Company wishes to be in a position to have the Registration Statement declared effective and price the Offering this morning. Toward this end, we will contact you shortly by telephone regarding the Registration Statement and this letter and to

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determine whether we can provide any further information or assistance to facilitate your prompt review.
Sincerely,
Cooley Godward llp
/s/ Brent D. Fassett, Esq.

cc:	Ms. Nancy Morris (Securities and Exchange Commission)
Ms. Suzanne Hayes (Securities and Exchange Commission)
Thomas B. King (Alexza Pharmaceuticals, Inc.)
August Moretti (Alexza Pharmaceuticals, Inc.)
James C. T. Linfield, Esq. (Cooley Godward LLP)
Christian J. Scognamillo, Esq. (Cooley Godward LLP)
Alan C. Mendelson, Esq. (Latham & Watkins LLP)
William C. Davisson, III, Esq. (Latham & Watkins LLP)